Exhibit 99.1

Aurinia Appoints Max Colao as Chief Commercial Officer and Expands U.S. Commercial Leadership Team

- Industry veteran, Max Colao, appointed Chief Commercial Officer -

- Recruited four seasoned executives with expertise across critical commercial functions -

- Rapidly preparing for the potential commercialization of voclosporin during the first half of 2021 -

VICTORIA, British Columbia--(BUSINESS WIRE)--February 25, 2020--Aurinia Pharmaceuticals Inc. (NASDAQ:AUPH) (TSX:AUP) (“Aurinia” or the “Company”), a late-stage clinical biopharmaceutical company focused on advancing voclosporin in multiple indications, today announced the appointment of Max Colao to the newly created position of Chief Commercial Officer. In addition, Aurinia has recruited an experienced team of leaders across key commercial functions including sales, marketing, market access, and commercial operations.

“This is a very exciting time at Aurinia, and we are laser-focused on executing on our strategy to prepare for a commercial launch next year. Assembling a world-class commercial leadership team in the months following the positive AURORA Phase 3 data is a testament to this commitment and voclosporin’s potential,” said Peter Greenleaf, President and Chief Executive Officer of Aurinia. “We believe the confirmatory AURORA data represented a potential breakthrough for people affected by lupus nephritis. The addition of Max’s invaluable experience, combined with the collective capabilities and expertise of our growing commercial organization, will be central to a successful market entry.”

In preparing for potential commercialization in 2021, Aurinia is building a distinguished team with proven experience in launching therapies for nephrology and autoimmune indications. The Company expects to file a new drug application (NDA) for voclosporin as a potential treatment for lupus nephritis (“LN”) in the second quarter of 2020. Joining the commercial organization along with Mr. Colao are:

  Chris Hays, Vice President, Marketing;
  Fran Lynch, Vice President, Sales;
  Cara Felish, Vice President, Commercial Operations; and
  Tim Hermes, Vice President, Market Access.

These hires follow the recently reported positive efficacy and safety results from the Company’s AURORA Phase 3 trial in the treatment of LN. Voclosporin was granted Fast Track designation by the FDA in 2016.

Max Colao brings nearly 30 years of world-class commercial operations experience to his role at Aurinia. Prior to leading U.S. commercial operations at Alexion and launching multiple rare disease therapies, Mr. Colao spent nearly 20 years at Amgen, holding roles of increasing responsibility on various marketing and sales teams, most notably leading U.S. launches, commercialization, and pricing strategy in the areas of rheumatology, dermatology, and autoimmune disorders for Enbrel®, Prolia®, and Nplate®. Most recently, he was Chief Commercial Officer and Head of Business Development at Abeona, where he led the company’s commercialization and business development efforts of autologous cell therapy and AAV9-based gene therapy for rare diseases. Mr. Colao received his B.S. in applied mathematics and economics from the University of California, Los Angeles and his MBA from the University of Southern California.

Chris Hays comes to Aurinia from AstraZeneca, where he served as Senior Director and U.S. Head of the anemia business. While at AstraZeneca, he built out the U.S. launch plan for new products and therapy areas. Prior to AstraZeneca, Mr. Hays held roles of increasing responsibility at Fresenius Medical Care North America, where he developed programs and systems to enhance effectiveness of the renal business. Before that, he spent nearly 10 years at Amgen, where he led marketing efforts across multiple therapeutic units, including rheumatology and nephrology. Mr. Hays received his B.S. from the University of Nevada, Las Vegas and his MBA from Arizona State University.

Fran Lynch brings a wide range of sales experience across multiple areas of business to his role at Aurinia. Most recently, Mr. Lynch was responsible for expanding the sales force at UCB to prepare for the launch of bimekizumab. Prior to UCB, he was responsible for building out commercial teams at Sun Pharmaceuticals, Takeda Pharmaceuticals, and Human Genome Sciences (HGS). At HGS, he was responsible for the build out of sales and leadership for the launch of BENLYSTA (belimumab), for systemic lupus erythematosus (SLE). From 1998 to 2010, Mr. Lynch held roles of increasing responsibility at Centocor Biotech (now Janssen Biotech, a Johnson & Johnson company). While at Centocor, he led teams in the rheumatology, gastroenterology, and dermatology franchises. He has also led the commercial rollout of multiple products, including ILUMYATM (tildrakizumab-asmn) and ENTYVIO (vedolizumab). He received his B.S. in business administration from the University of Delaware.

Cara Felish comes to Aurinia from Mallinckrodt Pharmaceuticals, where she led the transition of all commercial operations support (Analytics, Sales Operations, Training, Marketing Operations) to a new NJ based headquarters. While at Mallinckrodt, she also held a dual role as Chief of Staff responsible for several strategic projects and facilitation of the enterprise operating committee. Ms. Felish previously established a global Sales Operations & Training function for Thermo Fisher Scientific’s Clinical Diagnostics Division. She led Sales & Marketing Operations at MedImmune (now AstraZeneca) and held various Sales, Sales leadership and Project Management roles at UnitedHealthcare Dental. She received her B.S. in communication studies, with a minor in healthcare management, from Virginia Tech.

Tim Hermes, a seasoned biotech executive, has held market access leadership roles since 1998, where he has worked in a variety of therapeutic areas including rare disease, CNS, orthopedics, pain, and respiratory. Most recently, he served as Vice President, Market Access at Ablynx (now Sanofi-Genzyme), where he led the buildout from the North American subsidiary. Mr. Hermes also developed Ablynx’s market access launch plan to introduce a new innovative biologic for acquired thrombotic thrombocytopenic purpura (aTTP) by conducting extensive payer and hospital research. Before that, he served as Vice President, Government Affairs at Depomed, Inc. (now Assertio Therapeutics, Inc.) and Collegium Pharmaceutical, Inc., where he led market access launch plans. Mr. Hermes also implemented marketing strategies at Auxilium Pharmaceuticals, Inc. and Strategic Health Care. Mr. Hermes received his B.S. in petroleum geology from Centenary College.

About Voclosporin
Voclosporin, an investigational drug, is a novel and potentially best-in-class calcineurin inhibitor (“CNI”) with clinical data in over 2,600 patients across indications. Voclosporin is an immunosuppressant, with a synergistic and dual mechanism of action. By inhibiting calcineurin, voclosporin blocks IL-2 expression and T-cell mediated immune responses and stabilizes the podocyte in the kidney. It has been shown to have a more predictable pharmacokinetic and pharmacodynamic relationship (potentially requires no therapeutic drug monitoring), an increase in potency (versus cyclosporine A), and an improved metabolic profile compared to legacy CNIs. Aurinia anticipates that upon regulatory approval, patent protection for voclosporin will be extended in the United States and certain other major markets, including Europe and Japan, until at least October 2027 under the Hatch-Waxman Act and comparable laws in other countries and until April 2028 with anticipated pediatric extension. Further, a U.S. patent has also been issued covering the voclosporin dosing protocol with a term extending to December 2037, if the FDA incorporates the dosing protocol used in both the AURA and AURORA trials into the product label.

ABOUT AURINIA
Aurinia Pharmaceuticals is a late clinical-stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are impacted by serious diseases with a high unmet medical need. The Company is currently developing an investigational drug, for the treatment of lupus nephritis, focal segmental glomerulosclerosis and dry eye syndrome. The Company’s head office is in Victoria, British Columbia and focuses its development efforts globally.

Forward-Looking Statements
Certain statements made in this press release may constitute forward-looking information within the meaning of applicable Canadian securities law and forward-looking statements within the meaning of applicable United States securities law. These forward-looking statements or information include but are not limited to statements or information with respect to: completing NDA priority review submissions in a successful and timely manner including the anticipated NDA filing during the second quarter of 2020; the potential for commercial launch of voclosporin for use in LN in the first half of 2021; voclosporin being potentially a best-in-class CNI with robust intellectual property exclusivity; Aurinia’s anticipation that upon regulatory approval, patent protection for voclosporin composition of matter will be extended in the United States and certain other major markets, including Europe and Japan, until at least October 2027 under the Hatch-Waxman Act and comparable laws in other countries and until April 2028 with anticipated pediatric extension; a US patent has also been issued covering the voclosporin dosing protocol with a term extending to December 2037, if the FDA incorporates the dosing protocol used in both the AURA and the AURORA studies into the product label; that Aurinia has hired seasoned, distinguished world-class commercial leadership; ; that voclosporin may be positioned to become the standard of care for people living with LN; that Aurinia will present AURORA study results at a future scientific conference during 2020. It is possible that such results or conclusions may change based on further analyses of these data. Words such as “anticipate”, “will”, “believe”, “estimate”, “expect”, “intend”, “target”, “plan”, “goals”, “objectives”, “may” and other similar words and expressions, identify forward-looking statements. We have made numerous assumptions about the forward-looking statements and information contained herein, including among other things, assumptions about: the market value for the LN, DES and FSGS programs; that another company will not create a substantial competitive product for Aurinia’s LN, DES and FSGS business without violating Aurinia’s intellectual property rights; the burn rate of Aurinia’s cash for operations; the costs and expenses associated with Aurinia’s clinical trials; the planned studies achieving positive results; Aurinia being able to extend and protect its patents on terms acceptable to Aurinia; and the size of the LN, DES or FSGS markets; Aurinia will be able to obtain all necessary regulatory approvals for commercialization of voclosporin for use in LN on terms that are acceptable to it and that are commercially viable; and that Aurinia’s intellectual property rights are valid and do not infringe the intellectual property rights of other parties. Even though the management of Aurinia believes that the assumptions made, and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking information will prove to be accurate.

Forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Aurinia to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Such risks, uncertainties and other factors include, among others, the following: difficulties, delays, or failures we may experience in the conduct of our clinical trial; difficulties we may experience in completing the development and commercialization of voclosporin; the market for the LN, DES and FSGS business may not be as estimated; Aurinia may have to pay unanticipated expenses; estimated costs for clinical trials may be underestimated, resulting in Aurinia having to make additional expenditures to achieve its current goals; Aurinia not being able to extend or fully protect its patent portfolio for voclosporin; competitors may arise with similar products; Aurinia may not be able to obtain necessary regulatory approvals for commercialization of voclosporin in a timely fashion, or at all; and Aurinia may not be able to obtain sufficient supply to meet commercial demand for voclosporin in a timely fashion. Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actual results, performances, achievements or events to not be as anticipated, estimated or intended. Also, many of the factors are beyond our control. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on forward-looking statements or information.

Except as required by law, Aurinia will not update forward-looking information. All forward-looking information contained in this press release is qualified by this cautionary statement. Additional information related to Aurinia, including a detailed list of the risks and uncertainties affecting Aurinia and its business can be found in Aurinia’s most recent Annual Information Form available by accessing the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com or the U.S. Securities and Exchange Commission’s Electronic Document Gathering and Retrieval System (EDGAR) website at www.sec.gov/edgar.

We seek safe harbour.

Contacts

For more information:
Investor & Corporate Contact:
Glenn Schulman, PharmD, MPH
Corporate Communications, Aurinia
gschulman@auriniapharma.com

Media Contact
Krystle Gibbs
Ten Bridge Communications
krystle@tenbridgecommunications.com